October 23, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attn: Pamela Long

Re:	Clear Skies Solar, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 8, 2009
File No. 333-159730

Dear Ms. Long

We are counsel to Clear Skies Solar, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated October 19, 2009 (the “Comment Letter”) relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on October 8, 2009 (“Amendment No. 2”).  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3 to the Form S-1 (“Amendment No. 3”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

General

1.
We note that you are registering the sale of 26,981,705 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

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•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response:
In response to the Staff’s comment, the Company has reduced the number of shares it is registering from 26,981,705 shares to 16,432,539 shares, which represents a little less than one-third of the outstanding shares of the Company held by non-affiliates.

Calculation of Registration Fee

2.
Refer to footnote (1) of the fee table. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act.  Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the exercise price of convertible securities. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. See Interpretation 139.10 under the Division's Securities Act Sections Compliance and Disclosure Interpretations,  available at http://www.sec.aov/divisions/corpfin/guidance/sasinterp.htm

Response:
In response to the Staff’s comment, we hereby acknowledge, on behalf of the Company, that the Company understands that in the event that an adjustment in the exercise price of the convertible securities requires the Company to issue more shares than it is registering on this registration statement, it will file a new registration statement to register those additional shares.

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Management's Discussion and Analysis of Financial Condition .... page 13

3.
We note your response to comment eight issued in our letter dated September 3, 2009. Please revise your disclosure in this section to address whether you believe you will have the financial ability to make payments on your debt, specifically the overlying securities issued in the May, July and September private placement transactions.

Response:
In response to the Staff’s comment, the Company has revised its Management’s Discussion and Analysis of Financial Condition section to include the following disclosure:

It is the intention of the Company to make all payments on the overlying securities described in this prospectus. However, our future cash flows depend on our ability to enter into, and be paid under, contracts for the construction of solar energy products and our ability to sell additional debt and equity securities on terms satisfactory to us. While management believes that these objectives can be accomplished, there can be no assurance that we will be successful in entering into construction contracts or selling our securities, in which case we will probably not be able to continue as a going concern.

Selling Stockholders, page 36

4.
We note your response to comments one, two, three, four, five, six, seven, eight, and ten issued in our letter dated September 3, 2009. Please revise your prospectus to include the disclosures you provided to us in your response letter.

Response:
In response to the Staff’s comment, the Company has revised its prospectus to include the disclosures previously provided in its response letter dated October 8, 2009.

5.	Please disclose the date(s) on which and the manner in which KHG Trust and Sichenzia Ross Friedman Ference LLP obtained the shares of common stock

Response:
The Company is no longer registering shares for the KHG Trust or for Sichenzia Ross Friedman Ference LLP, so all references thereto have been removed from Amendment No. 3.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-0596.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
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Very truly yours,

/s/ Sean F. Reid
Sean F. Reid

cc:           Arthur L. Goldberg

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com